SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RETALIX LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

M8215W109

(CUSIP Number)

Avinoam Naor
1 Hashikma
P.O. Box 8
Savyon, Israel 56530
Telephone: +972-3-737-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2009

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Boaz Dotan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,054,692 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,054,692 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,692 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes 391,518 Ordinary Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Reporting Person. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Eli Gelman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,054,692 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,054,692 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,692 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes 391,518 Ordinary Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Reporting Person. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Nehemia Lemelbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,054,692 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,054,692 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,692 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes 391,518 Ordinary Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Reporting Person. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Avinoam Naor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,054,692 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,054,692 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,692 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes 391,518 Ordinary Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Reporting Person. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS Mario Segal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,054,692 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,054,692 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,692 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Includes 391,518 Ordinary Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Reporting Person. See Item 5.

CUSIP No. M8215W109
1.	NAMES OF REPORTING PERSONS M.R.S.G. (1999) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,054,692 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,054,692 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,692 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes 391,518 Ordinary Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Reporting Person. See Item 5.

Item 1. Security and Issuer.

        This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 1.0 per share (“Ordinary Shares”) of Retalix Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 10 Zarhin Street, Ra’anana 43000, Israel.

        This Statement is being filed by the Reporting Persons (as defined in Item 2 below) due to their having acquired, on September 3, 2009, shared beneficial ownership of more than five percent (5%) of the issued and outstanding Ordinary Shares, including the following Ordinary Shares: (i) all Ordinary Shares held by each other Reporting Person (622,843 Ordinary Shares are directly held by all Reporting Persons (including via account managers) in the aggregate (the “Reporting Persons’ Shares”)), by virtue of the oral understandings among the Reporting Persons concerning the voting and disposition of their respective Ordinary Shares (as described further in Items 4 and 6 below, the “Oral Understandings”); (ii) 3,253,367 Ordinary Shares held by Ronex Holdings, Limited Partnership and various affiliated FIMI private equity funds (collectively, “Ronex”) (the “Ronex Shares”), for which the Reporting Persons have acquired shared voting and dispositive power due to the arrangements under that certain Shareholders Agreement, dated as of September 3, 2009, by and between Ronex Holdings, Limited Partnership, on the one hand, and the Reporting Persons, on the other hand (as described further in Items 4 and 6 below and as annexed as Exhibit 1 hereto, the “Shareholders Agreement”); and (iii) the 2,178,482 Ordinary Shares beneficially held by the Issuer’s founders (the “Founder Shares”), of which 1,426,997 Ordinary Shares (which includes 391,518 Ordinary Shares underlying options (the “Shaked Options”) that are either exercisable as of, or exercisable within 60 days of, September 8, 2009) are held by Mr. Barry Shaked (“Shaked”) (the “Shaked Shares”) and 751,485 Ordinary Shares are held by Mr. Brian Cooper (“Cooper”) (the “Cooper Shares”), for which the Reporting Persons have acquired shared voting and dispositive power due to (A) the voting commitments and transfer restrictions applicable to the Shaked Shares under that certain Share Purchase and Sale Agreement (as described further in Item 4 below and annexed as Exhibit 2 hereto, the “Shaked Purchase Agreement”), dated as of September 3, 2009, by and among Shaked, as seller, and the Reporting Persons and Ronex Holdings, Limited Partnership, as purchasers and (B) the voting commitments and transfer restrictions applicable to the Cooper Shares under, respectively, (x) the Voting Undertaking and Irrevocable Proxy, dated as of September 3, 2009, provided by Cooper to the Reporting Persons (as described further in Item 4 below and annexed as Exhibit 3 hereto, the “Cooper Proxy”) and (y) that certain Share Purchase and Sale Agreement (as described further in Item 4 below, the “Cooper Purchase Agreement”), dated as of September 3, 2009, by and between Cooper, as seller, and Ronex Holdings, Limited Partnership, as purchaser.

Item 2. Identity and Background.

(a)     Name: This Statement is being filed by each of: (i) Boaz Dotan, (ii) Eli Gelman, (iii) Nehemia Lemelbaum, (iv) Avinoam Naor, (v) Mario Segal and (vi) M.R.S.G. (1999) Ltd., a limited company organized under the laws of the State of Israel (collectively, the “Reporting Persons”).

        Mario Segal serves as the sole, controlling shareholder of M.R.S.G. (1999) Ltd.

Except as otherwise explicitly indicated below, the following identity and background information is presented with respect to each of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (collectively, the “Reporting Individuals”):

(b)     Business Address: (i) With respect to Boaz Dotan: 85 Medinat Hayehudim St., P.O. Box 4076, Herzelia 46766, Israel; (ii) With respect to Eli Gelman: 13 Yoav Street, Tel Aviv 69938, Israel; (iii) With respect to Nehemia Lemelbaum: Beit Gibor Sport, 25th Floor, 7 Menachem Begin Road, Ramat Gan 52521, Israel; and (iv) With respect to each of Avinoam Naor and Mario Segal: 1 Hashikma, P.O. Box 8, Savyon, 56530, Israel.

(c)     Present Principal Occupation: Business person.

(d)     Criminal Proceedings: During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

(e)     Civil Proceedings Involving Securities Law Violations: During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship: Israel

        The following identity and background information is presented with respect to M.R.S.G. (1999) Ltd. (the “Reporting Entity”):

(a)     State of Organization: Israel.

(b)     Principal Business: The Reporting Entity engages in investment activities.

(c)     Address of Principal Business and Principal Office: 1 Hashikma, P.O. Box 8, Savyon, Israel 56530.

(d)     Criminal Proceedings: During the last five years, the Reporting Entity has not been convicted in any criminal proceeding.

(e)     Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Persons’ acquisition of the Reporting Persons’ Shares was effected via open-market purchases at prices that averaged 35.47 New Israeli Shekels (“NIS”) per share (approximately US $8.57 per share, based on an average exchange rate of approximately US $1.00= NIS 4.15 for the period spanning from March 1, 2009 through May 31, 2009 during which such purchases were made). The personal funds of the Reporting Individuals (except, in the case of Mario Segal, for which the personal funds of Netta Segal, in trust for whom he holds the Ordinary Shares) served as the source of funds for such purchases by the Reporting Individuals. In the case of the Reporting Entity, working capital of the Reporting Entity served as the source of funds for the purchases thereby.

        The Reporting Persons’ acquisition of shared beneficial ownership of the Ronex Shares did not involve payment of cash consideration to Ronex and instead resulted from the Reporting Persons’ agreement to be bound by the terms and conditions of the Shareholders Agreement (as described further in Items 4 and 6 below).

        The Reporting Persons’ acquisition of shared beneficial ownership of the Founder Shares did not, as of the date hereof, require the payment of cash consideration and instead resulted from the Reporting Persons’ agreement to be bound by the terms and conditions of the Shaked Purchase Agreement, and from Ronex’s obligations to Cooper under the Cooper Purchase Agreement, which, in turn, obligated Cooper with respect to voting undertakings and transfer restrictions in favor of the Reporting Persons and Ronex under the Cooper Proxy and Cooper Purchase Agreement, respectively. However, as described in Item 4 below, the prospective acquisition by the Reporting Persons of actual direct ownership of 566,740 of the Shaked Shares (the “Shaked Purchased Shares”) pursuant to the Shaked Purchase Agreement will involve the payment of a cash purchase price of $12.10 per Ordinary Share, which will be paid from the personal funds of the Reporting Individuals.

Item 4. Purpose of Transaction.

        The Reporting Persons are strategic investors that believe in the long-term value of the Issuer and in their ability to make a significant positive impact thereon, and therefore desire to increase their holdings in the Issuer’s Ordinary Shares and to leverage their past experience, know-how, contacts and strong track records in order to add substantial value to, and propel, the Issuer’s business and play a substantial role in the leadership of the Issuer, in concert with Ronex. The Reporting Persons’ entry into the Shareholders Agreement with Ronex on September 3, 2009 was a part of their plan for accomplishing such a purpose. Pursuant to that certain Share Purchase Agreement, dated as of September 3, 2009, by and among the Issuer, the Reporting Persons, and Messrs. Eli Gelman and Avinoam Naor, as the investors’ representatives thereunder (annexed as Exhibit 4 hereto, the “Retalix Share Purchase Agreement”), at and subject to the closing thereof, the Reporting Persons will be issued Ordinary Shares directly from the Issuer at a price of $9.10 per share, in a private placement (the “Private Placement”), such that their aggregate holdings will represent 20% of the issued and outstanding share capital of the Issuer, taking into account, (i) Ordinary Shares already held by the Reporting Persons, (ii) the Shaked Purchased Shares to be acquired from Shaked, at a price of $12.00 per share, pursuant to the Shaked Purchase Agreement, (iii) Ordinary Shares that may be acquired from the Issuer’s public shareholders, at a price of $9.10 per share, pursuant to a tender offer that may be conducted by the Reporting Persons (the “Tender Offer”, together with the Private Placement and purchase of the Shaked Purchased Shares, the “Transactions”) and (iv) the Ordinary Shares to be acquired via the Private Placement. The Reporting Persons will also receive warrants to purchase up to 1,250,000 additional Ordinary Shares (the “Warrants”) pursuant to the Private Placement. Thus, to the extent that the Reporting Persons purchase Ordinary Shares from existing shareholders in the Tender Offer, the number of newly issued Ordinary Shares that the Reporting Persons will purchase in the Private Placement will be reduced such that, in any case, following the Transactions, the Reporting Persons will hold 20% of the issued and outstanding Ordinary Shares (excluding Ordinary Shares underlying the Warrants).

        The consummation of the Private Placement is subject to various closing conditions, including: approval of the Private Placement and related transactions by the Issuer’s shareholders pursuant to the Israeli Companies Law (the “Shareholder Approval”), to be voted upon at an upcoming annual general meeting of the Issuer’s shareholders (the “Annual General Meeting”); the receipt of certain governmental and regulatory approvals; the absence of governmental orders (x) prohibiting any of the Private Placement, the Shaked Purchase Agreement, or the Cooper Purchase Agreement, or (y) making the transactions contemplated thereby illegal; and the simultaneous closing of the Reporting Persons’ and Ronex’s purchase of the Shaked Shares (except for 2,000 Ordinary Shares that Shaked will retain) and Ronex’s purchase of the Cooper Shares. The commencement of the Tender Offer is subject to receipt of the Shareholder Approval and the satisfaction of all other closing conditions for the Private Placement as if closing was to occur on such date, and consummation of the Tender Offer (should it be commenced) will be subject to the absence of termination events with respect to the Private Placement, Shareholders Agreement or Shaked Purchase Agreement, such that all Transactions shall be consummated simultaneously.

        As additional transactions that will accompany the above-described Transactions, Ronex will purchase (i) 466,739 of the Shaked Shares (leaving Mr. Shaked with 2,000 Ordinary Shares following consummation of the contemplated transactions) and (ii) all of the Cooper Shares from Mr. Brian Cooper pursuant to the Cooper Purchase Agreement.

        Under the Shareholders Agreement, the Reporting Persons and Ronex have agreed to vote all of their respective Ordinary Shares at the Annual General Meeting in favor of (i) the expansion of the maximum authorized size of the Issuer’s Board of Directors (the “Board”) under the Issuer’s Articles of Association from ten to eleven directors, and (ii) the election thereto of six (6) directors designated by the Reporting Persons and five (5) directors (including two (2) external directors under the Israeli Companies Law) designated by Ronex. Assuming, and subject to, election of the Reporting Persons’ Board designees at the Annual General Meeting, service on the Board thereby will be subject to, and effective as of, the closing of the Private Placement. The Shareholders Agreement furthermore provides that the chief executive officer of the Issuer shall be determined by the Board, as so composed, subject to the Reporting Persons’ obligation to consult with, and use commercially reasonable efforts to accommodate the views of, Ronex in connection therewith. As described in the Issuer’s press release, issued on September 3, 2009, as part of the Transactions, Mr. Shaked, the present President and Chief Executive Officer of the Issuer, plans to retire at the end of 2009 (but he has agreed to stay on with the Issuer as required if the Private Placement does not close by such time).

        As a result of the arrangements under the Shareholders Agreement and the prospective Transactions, and, in part, as a result of the potential issuance of Ordinary Shares pursuant to the Private Placement, the Issuer’s Memorandum of Association and Articles of Association will also be subject to further amendment (to be voted upon at the Annual General Meeting) in order to allow for (i) the election of Board members as of a future date (as will occur with respect to the Reporting Persons’ Board nominees, whose service on the Board would be subject to the subsequent closing of the Private Placement) and (ii) an increase in the Issuer’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares.

        Pursuant to the Oral Understandings reached internally among the Reporting Persons with respect to the Transactions and the subsequent governance of the Issuer (assuming that the Transactions close), all decisions that need to be made by the Reporting Persons for purposes of agreements by the Reporting Persons and external parties (such as under the Shareholders Agreement) shall be determined by a majority of the five (5) Reporting Individuals. Thus, the designation of persons to be appointed to the Board as nominees of the Reporting Persons shall be decided upon by a majority of the five Reporting Individuals.

        Except as otherwise described above, as of the filing of this Statement, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to be delisted from the NASDAQ Global Select Market (or any other national securities exchange on which the Ordinary Shares may be listed in the future); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        All calculations of beneficial ownership percentage in this Statement are made on the basis of 20,406,363 outstanding Ordinary Shares of the Issuer as of the date hereof.

    (a)        (i)       Boaz Dotan may be deemed to beneficially own 6,054,692 Ordinary Shares of the Issuer, in the aggregate, representing approximately 29.1% of the issued and outstanding share capital of the Issuer, of which: (w) 100,000 Ordinary Shares are actually held by Mr. Dotan (but for which he shares voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 522,843 Ordinary Shares are held by the other Reporting Persons (with whom he shares voting and dispositive power due to the Oral Understandings); (y) 3,253,367 Ordinary Shares constitute the Ronex Shares (for which he shares voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 2,178,482 Ordinary Shares constitute the Founder Shares (for which he shares voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, Cooper Proxy and Cooper Purchase Agreement). Mr. Dotan does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Dotan disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares directly held by him.

    (ii)        Eli Gelman may be deemed to beneficially own 6,054,692 Ordinary Shares of the Issuer, in the aggregate, representing approximately 29.1% of the issued and outstanding share capital of the Issuer, of which: (x) 622,843 Ordinary Shares are held by the other Reporting Persons (with whom he shares voting and dispositive power due to the Oral Understandings); (y) 3,253,367 Ordinary Shares constitute the Ronex Shares (for which he shares voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 2,178,482 Ordinary Shares constitute the Founder Shares (for which he shares voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, Cooper Proxy and Cooper Purchase Agreement). Mr. Gelman does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Gelman disclaims beneficial ownership of all of such Ordinary Shares.

    (iii)        Nehemia Lemelbaum may be deemed to beneficially own 6,054,692 Ordinary Shares of the Issuer, in the aggregate, representing approximately 29.1% of the issued and outstanding share capital of the Issuer, of which: (w) 161,636 Ordinary Shares are actually held by (or by account managers on behalf of) Mr. Lemelbaum (but for which he shares voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 461,207 Ordinary Shares are held by the other Reporting Persons (with whom he shares voting and dispositive power due to the Oral Understandings); (y) 3,253,367 Ordinary Shares constitute the Ronex Shares (for which he shares voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 2,178,482 Ordinary Shares constitute the Founder Shares (for which he shares voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, Cooper Proxy and Cooper Purchase Agreement). Mr. Lemelbaum does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Lemelbaum disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares directly held by him.

    (iv)        Avinoam Naor may be deemed to beneficially own 6,054,692 Ordinary Shares of the Issuer, in the aggregate, representing approximately 29.1% of the issued and outstanding share capital of the Issuer, of which: (w) 173,707 Ordinary Shares are actually held by (or by account managers on behalf of) Mr. Naor (but for which he shares voting and dispositive power with (A) the other Reporting Persons due to the Oral Understandings and (B) Ronex under the Shareholders Agreement); (x) 449,136 Ordinary Shares are held by the other Reporting Persons (with whom he shares voting and dispositive power due to the Oral Understandings); (y) 3,253,367 Ordinary Shares constitute the Ronex Shares (for which he shares voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 2,178,482 Ordinary Shares constitute the Founder Shares (for which he shares voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, Cooper Proxy and Cooper Purchase Agreement). Mr. Naor does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Naor disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares directly held by him.

    (v)        Mario Segal may be deemed to beneficially own 6,054,692 Ordinary Shares of the Issuer, in the aggregate, representing approximately 29.1% of the issued and outstanding share capital of the Issuer, of which: (w) 94,250 Ordinary Shares are held by Mr. Segal in trust for Netta Segal (who does not share voting or dispositive power concerning such shares)  and an additional 93,250 Ordinary Shares are held by M.R.S.G. (1999) Ltd., a company that is wholly owned by Mr. Segal (Mr. Segal shares voting and dispositive power with respect to all such shares with (A) the other Reporting Persons due to the Oral Understandings, (B) Ronex under the Shareholders Agreement, and furthermore shares voting and dispositive power with respect to the shares held by M.R.S.G. (1999) Ltd. with M.R.S.G. (1999) Ltd. itself); (x) 435,343 Ordinary Shares are held by the other Reporting Persons (with whom he shares voting and dispositive power due to the Oral Understandings); (y) 3,253,367 Ordinary Shares constitute the Ronex Shares (for which he shares voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 2,178,482 Ordinary Shares constitute the Founder Shares (for which he shares voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, Cooper Proxy and Cooper Purchase Agreement). Mr. Segal does not possess sole power to vote and dispose of any such Ordinary Shares. Mr. Segal disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares directly held by him or by M.R.S.G. (1999) Ltd.

    (vi)        M.R.S.G. (1999) Ltd. may be deemed to beneficially own 6,054,692 Ordinary Shares of the Issuer, in the aggregate, representing approximately 29.1% of the issued and outstanding share capital of the Issuer, of which: (w) 93,250 Ordinary Shares are directly held by it (but for which it shares voting and dispositive power with (A) Mr. Mario Segal, its sole shareholder, (B) the other Reporting Persons due to the Oral Understandings and (C) Ronex under the Shareholders Agreement); (x) 529,593 Ordinary Shares are held by the other Reporting Persons (with whom it shares voting and dispositive power due to the Oral Understandings); (y) 3,253,367 Ordinary Shares constitute the Ronex Shares (for which it shares voting and dispositive power due to the provisions of the Shareholders Agreement) and (z) 2,178,482 Ordinary Shares constitute the Founder Shares (for which it shares voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, Cooper Proxy and Cooper Purchase Agreement). M.R.S.G. (1999) Ltd. does not possess sole power to vote and dispose of any such Ordinary Shares. M.R.S.G. (1999) Ltd. disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares directly held by it.

        All of the Reporting Persons’ above-described beneficial ownership of Ordinary Shares includes (as part of the Founder Shares) the Ordinary Shares issuable upon exercise of the 391,518 Shaked Options.

        Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Statement.

    (b)        The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

    (c)        Other than the acquisition of beneficial ownership of (i) the Reporting Persons’ Shares held by all other Reporting Persons, by virtue of the Oral Understandings, (ii) the Ronex Shares, by virtue of the entry into the Shareholders Agreement, and (iii) the Founders’ Shares, by virtue of the voting commitments and transfer restrictions applicable thereto under the Shaked Purchase Agreement, the Cooper Proxy and the Cooper Purchase Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by any Reporting Person.

    (d)        Netta Segal has the right to receive dividends from, and the proceeds from the potential sale of, all of the 94,250 Ordinary Shares held directly by Mario Segal.

    (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the prospective vote at the Annual General Meeting, in order to assist in obtaining the Shareholder Approval, Messrs. Shaked and Cooper have agreed, in the Shaked Purchase Agreement and the Cooper Proxy, respectively, to vote in favor of all matters related to the Private Placement and related transactions, and any actions required in furtherance thereof, and to deliver a validly executed and irrevocable proxy, in a form reasonably requested by the Reporting Persons, to such effect. Each of Messrs. Shaked and Cooper has further agreed, in the Shaked Purchase Agreement and the Cooper Purchase Agreement, respectively, that, unless such agreement is terminated pursuant to the terms thereof or the Retalix Share Purchase Agreement is terminated in accordance with its terms, he shall not, directly or indirectly, sell, transfer, or otherwise dispose of, or enter into any contract or arrangement with respect to, or consent to, any such disposition of, any of the Shaked Purchased Shares or the Cooper Shares (as appropriate), or any right or interest therein, to any person, other than to the Reporting Persons or Ronex (as appropriate) pursuant to such agreement.

        Furthermore, under the Shaked Purchase Agreement, Shaked has agreed that if he holds at any time following (and subject to) the closing of the Transactions (until the 4th anniversary thereof) more than 2% of the issued share capital of the Issuer, the voting rights with respect to the Ordinary Shares exceeding such 2% threshold shall be granted to, and vested in, the chairman of the board of directors of the Issuer.

        In addition to their prospective acquisition of Ordinary Shares pursuant to the Retalix Share Purchase Agreement (the description of which in Item 4 above is incorporated by reference in this Item 6), the Reporting Persons have also undertaken, under the Retalix Share Purchase Agreement, not to dispose of any portion of the Ordinary Shares to be acquired pursuant thereto or pursuant to the Tender Offer for a period of two years following the consummation of the Transactions, and, for an additional year following such two year period, not to dispose of any shares in a transaction that would reduce the Reporting Persons’ and Ronex’s combined holdings in Retalix to below 25% while raising the purchaser’s holdings to 25% or greater. The Reporting Persons have agreed to a transfer restriction, for a period of one year post-closing of the Transactions, with respect to the Warrants (and underlying Ordinary Shares) to be granted to them in the Private Placement.

        Pursuant to the Oral Understandings reached internally among the Reporting Persons, each of the Reporting Persons has agreed not to sell his (or, as undertaken by Mr. Segal with respect to M.R.S.G. (1999) Ltd., its) Ordinary Shares for a period of five (5) years following the closing of the Private Placement, which may be shortened by a decision of a majority of the Reporting Individuals, but to a period of no less than two (2) years (which is the period for which they have agreed under the Retalix Share Purchase Agreement not to dispose of their Ordinary Shares, as described immediately above).

        In addition to the voting arrangements under the Shareholders Agreement (which are described in Item 4 above, such description being incorporated by reference in this Item 6), the Shareholders Agreement also addresses the transfer of Ordinary Shares by the Reporting Persons and Ronex. Such agreement provides that in the case of the prospective sale of Ordinary Shares that represent in the aggregate (either in one block or in separate transactions over the course of a six month period) 5% (five percent) or more of the issued and outstanding share capital of the Issuer on the date of a prospective sale, or the sale of Ordinary Shares that would result in any person or group of persons holding in the aggregate 5% (five percent) or more of the issued and outstanding share capital of the Issuer (other than, in each case, to certain family members and/or affiliates that constitute permitted transferees, and excluding sales on a stock exchange in open market transactions, sales pursuant to a registration statement effected consistent with the Registration Rights Agreement (as described below), and sales pursuant to a tender offer), the selling shareholder (either any of the Reporting Persons or Ronex) shall be required to first offer such Ordinary Shares to the other party, upon the same terms offered to the prospective purchaser. The other party shall have three (3) business days in which to accept the offer or to exercise the tag-along rights described immediately below; if it chooses neither such option, the selling shareholder will have 90 days to dispose of such shares. The Shareholders Agreement also provides for tag-along rights by and between the Reporting Persons and Ronex in the case of a sale of Ordinary Shares constituting in the aggregate (either in one block or in separate transactions over the course of a six month period) 5% (five percent) or more of the issued and outstanding share capital of the Issuer by either such party to a third party (subject to the exception of transfers to family members and/or affiliates that constitute permitted transferees, and excluding sales on a stock exchange in open market transactions, sales pursuant to a registration statement effected consistent with the Registration Rights Agreement, and sales pursuant to a tender offer). The non-selling party shall have three (3) business days to decide whether to participate in, on a pro-rata basis (based on the Reporting Persons’ and Ronex’s relative percentage ownership of Ordinary Shares), the sale of Ordinary Shares to a third party upon the terms of such sale agreed upon by the selling shareholder and the third party. A shareholder shall not be entitled to exercise the tag along rights until the third anniversary of the closing of the Private Placement if as a result of the exercise thereof (i) the proposed purchaser would hold 25% or more of the then issued and outstanding share capital of the Issuer and (ii) the Reporting Persons and Ronex (and their respective permitted transferees) would jointly hold less than 25% of the then issued and outstanding share capital of the Issuer; in which case the selling shareholder and the other shareholder “tagging along” will only be entitled to sell to the proposed purchaser such number of shares equal to their respective pro-rata portions of the total number of shares permitted to be sold while complying with the tag-along provisions. Such tag-along provisions are described in further detail in the Shareholders Agreement, which as annexed as Exhibit 1 hereto, is incorporated, in its entirety, by reference into this Item 6.

        In addition to the right of first offer provided to Ronex, as described above, the Reporting Persons have furthermore agreed internally, pursuant to the Oral Understandings, to provide a similar right of first offer to one another with respect to any such transfer (which would take effect prior to Ronex’s right of first offer under the Shareholders Agreement). To the extent that such right is not exercised by any other Reporting Person, the Ordinary Shares to be transferred would become subject to Ronex’s right of first offer under the Shareholders Agreement. The right to make decisions among the Reporting Individuals is personal and may not be transferred to any transferee of the Ordinary Shares (whether by will, by law or otherwise, and whether due to the death, incapacity or other inability of any Reporting Individual to exercise such right). Thus, in the event of a transfer of Ordinary Shares of any of the Reporting Persons due to death, the shares will be transferred subject to the obligation of the transferee to act as determined by the other remaining Reporting Individuals. The transferee will not have a vote among the Reporting Individuals proceeding forward thereafter.

        Pursuant to a Registration Rights Agreement, to be entered into as of (and subject to) the closing of the Private Placement, by and among the Issuer and the Reporting Persons (the “Registration Rights Agreement”), the Issuer will grant, subject to customary exceptions, demand registration rights (including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended) and “piggyback” registration rights with respect to (i) all Ordinary Shares to be held by the Reporting Persons upon the consummation of the Transactions, (ii) all Ordinary Shares underlying Warrants to be issued to the Reporting Persons pursuant to the Retalix Purchase Agreement, and (iii) any Ordinary Shares issued pursuant to any stock split, stock dividend, reclassification or similar adjustment events with respect to the foregoing shares. The prospective Registration Rights Agreement is annexed as Exhibit 5 hereto, and is incorporated, in its entirety, by reference into this Item 6.

        Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Shareholders Agreement, dated as of September 3, 2009, by and between the Reporting Persons, on the one hand, and Ronex Holdings, Limited Partnership, on the other hand

Exhibit 2 – Share Purchase and Sale Agreement, dated as of September 3, 2009, by and among Mr. Barry Shaked, as seller, and the Reporting Persons and Ronex Holdings, Limited Partnership, as purchasers

Exhibit 3 – Voting Undertaking and Irrevocable Proxy, dated as of September 3, 2009, provided by Mr. Brian Cooper to the Reporting Persons

Exhibit 4 – Share Purchase Agreement, dated as of September 3, 2009, by and among the Issuer, the Reporting Persons, and Messrs. Eli Gelman and Avinoam Naor, as the investors’ representatives thereunder

Exhibit 5 – Form of Registration Rights Agreement, to be entered into by and among the Issuer and the Reporting Persons, subject to the closing of the Private Placement

Exhibit 6 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

/s/ Boaz Dotan —————————————— Boaz Dotan

/s/ Eli Gelman —————————————— Eli Gelman

/s/ Nehemia Lemelbaum —————————————— Nehemia Lemelbaum

/s/ Avinoam Naor —————————————— Avinoam Naor

/s/ Mario Segal —————————————— Mario Segal

M.R.S.G. (1999) Ltd. By: /s/ Mario Segal —————————————— Name: Mario Segal Title: Authorized Signatory

Dated: September 10, 2009